Anil Dhirubhai Ambani Group

RECEIVED
2007 APR 23 A 11: 29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

19th April, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07022843

Dear Mr. Dudek,

SUPPL

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 19th April, 2007 in the matter of Certificate under Clause 47 (c) for the quarter as well as for the six months ended 31st March, 2007, under the Listing Agreement of the Stock Exchanges in India, copy of the same is enclosed herewith for your information and records.

Kindly take the same on record.

Thanking You.

PROCESSED
APR 2 6 2007
THOMSON
FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 APR 23 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/003/2007-08

Exemption File No. 82-35005

April 19, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47 (c) for the quarter as well as for the six months ended 31st March, 2007**

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st January, 2007 to 31st March, 2007. We had earlier sent certificate for the period 1st July, 2006 to 31st December, 2006 as financial year of Company was for 15 months.

We are also forwarding a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st October, 2006 to 31st March, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st January, 2007 and ended on 31st March 2007, all the 9085 valid documents lodged for transfer, were dispatched within one month from the date of lodgment for transfer, except those where objections were raised on technical grounds.

In the case of valid share certificates received for split/consolidation/renewal/exchange, the issue thereof was made within one month from the date of lodgment, except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 18/4/07
Place: Ahmedabad

DIPAK RACHCHHA & Co. C.P. NO. 2191 Company Secretaries

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st October, 2006 and ended on 31st March 2007, all the 17,922 valid documents lodged for transfer, were dispatched within one month from the date of lodgement for transfer, except those where objections were raised on technical grounds.

In the case of valid share certificates received for split/consolidation/ renewal/ exchange, the issue thereof was made within one month from the date of lodgement, except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 18/4/07
Place: Ahmedabad

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

RECEIVED
2007 APR 23 A 11:27
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption File No. 82 – 35005

18th April, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted (i) Letter dated 14th April, 2007 in the matter of Secretarial Audit Report for the quarter ended 31st March, 2007 and (ii) Letter intimating about the date of Board meeting, as per requirement of the Listing Agreement of the Stock Exchanges in India, copies of the same are enclosed herewith for your information and records.

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

April 14, 2007

Exemption File No - 82 - 35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March, 2007

Pursuant to the Circular No.D&CC/FITTC/CIR -16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 31st March, 2007 as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communications Limited** {formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**March 31 2007**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	204 46 14 990	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' *(as per company records)*	204 46 14 990	100.000
12	Held in dematerialised form in CDSL	2 14 07 116	01.047
13	Held in dematerialised form in NSDL	195 82 49 832	95.776
14	Physical .	6 49 58 042	03.177
15	Total No. of Shares (12+13+14)	204 46 14 990	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
NIL						

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	36	1 78 545	Delay in receipt of Physical DRFs & Share Certificates from DP.
	48	3 017	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**84**	**1 81 562**	
Pending for more than 21 days	4	213	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**4**	**213**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

11th April 2007, Mumbai.

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

April 18, 2007

Exemption File No. 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Audited financial results for the quarter and year ended 31st March, 2007.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, the 30th April, 2007, inter alia, to consider the Audited Financial Results for the quarter and year (for the period of 15 months) ended 31st March, 2007 and declaration of dividend on equity shares.

A copy of Media Release issued by the Company in this regard is also enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

MEDIA RELEASE

RELIANCE COMMUNICATIONS BOARD MEETING TO CONSIDER AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31ST MARCH, 2007.

Mumbai, 18th April, 2007: A meeting of the Board of Directors of the Reliance Communications Limited is scheduled to be held on Monday, the 30th April, 2007, to consider, inter alia, the Audited Financial Results for the quarter and year ended 31st March, 2007 and for declaration of maiden dividend on Equity Shares, within the first year of listing of the Equity Shares of the Company.

The current financial year of the Company was for the period of 15 months from 1st January, 2006 to 31st March, 2007.

The Board of Directors of the Company will also consider Audited Consolidated Financial Results of the Company for the quarter and year ended 31st March, 2007.

Reliance Communications: Reliance Communications Limited founded by late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. Rated among Asia's Six Topmost Valuable Telecom Companies, Reliance Communications is India's foremost truly integrated telecommunications service provider. The Company, with a customer base of over 30 million including close to one million individual overseas retail customers, ranks among the top ten Asian Telecom companies. Reliance Communications' corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The Company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 6,000 towns and 300,000 villages. Reliance Communications owns and operates the world's largest next generation, IP enabled connectivity infrastructure, comprising over 150,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. **Website: www. Rcovl.com; www.reliancecommunications.co.in**

END